SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated May 25, 2004

                           Commission File No. 1-14838

                                   ----------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated May 25, 2004 announcing that Rhodia has signed a letter of intent with Feralco AB for the sale of the Group's potable and waste water treatment business.



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RHODIA

                                                                   Press release

                  Rhodia signs a letter of intent with Feralco for the sale of its potable and waste water treatment business

Paris, May 25, 2004 - Rhodia today announced the signature of a letter of intent with Feralco AB for the sale of the Group's potable and waste water treatment business. Mainly targeting the European market, this business generated sales in 2003 of 26.5 million euros.

The two parties expect to reach a sale agreement over the next few weeks after consultations have been held with employee representatives and legal authorizations received.

Feralco AB manufactures and sells performance chemicals for the water treatment and paper industries. Feralco AB is based in Sweden and generated net sales of 23 million euros in 2003. This transaction will enable Feralco to reinforce its positions in continental Europe and in the water treatment market.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.


Contacts

Rhodia Press Relations
----------------------

Anne-Laurence de Villepin

+33 1 55 38 40 25

Rhodia Investor Relations
-------------------------

Nicolas Nerot

 +33 1 55 38 43 08




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                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: May 25, 2004                      RHODIA

                                        By:     /s/ PIERRE PROT
                                                ---------------
                                        Name:   Pierre PROT
                                        Title:  Chief Financial Officer




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